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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 7)*


                          Giant Industries, Inc.
                             (Name of Issuer)

                  Common Stock, Par Value $.01 per share
                      (Title of Class of Securities)

                                374508 10 9
                              (CUSIP Number)

                             James E. Acridge
          23733 North Scottsdale Road, Scottsdale, Arizona 85255
                               602-585-8888
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                             September 9, 1997
          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                               SCHEDULE 13D

 CUSIP No.: 374508 10 9
_______________________________________________________________________
 1.  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     James E. Acridge
     S.S. Number: ###-##-####
_______________________________________________________________________
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
     (SEE INSTRUCTIONS)                                    (b) [  ]
_______________________________________________________________________
 3.  SEC USE ONLY

_______________________________________________________________________
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF
_______________________________________________________________________
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)   [   ]
_______________________________________________________________________
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
_______________________________________________________________________
                               7.  SOLE VOTING POWER
       NUMBER OF                   2,444,036
         SHARES               _________________________________________
      BENEFICIALLY             8.  SHARED VOTING POWER
        OWNED BY                   163,262
          EACH                _________________________________________
       REPORTING               9.  SOLE DISPOSITIVE POWER
         PERSON                    2,444,036
          WITH                _________________________________________
                              10.  SHARED DISPOSITIVE POWER
                                   163,262
_______________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,607,298
_______________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)  [  ]
_______________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.4
_______________________________________________________________________
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
_______________________________________________________________________
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     This Amendment No. 7 to Schedule 13D relates to the Common Stock, par value $.01 per share, issued by Giant Industries, Inc., a Delaware corporation, and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. It amends the amended and restated Schedule 13D filed by James E. Acridge, dated February 29,
1996. This Amendment No. 7 amends and supplements Item 5 and Item 6 as follows.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of the filing of this Amendment No. 7, Mr. Acridge directly holds 2,315,892 shares of Common Stock representing approximately 20.8% of the 11,144,281 shares of Common Stock (the "Outstanding Shares") deemed to be outstanding (based on information reported in the Company's most recent 10-Q plus the Option Shares described below).

     Pursuant to Rule 13d-3, Mr. Acridge may be deemed to be the beneficial owner of 121,714 shares of Common Stock (the "Option Shares") by reason of options granted to Mr. Acridge under the Stock Incentive Plan. Mr. Acridge has a presently exercisable right or a right exercisable within 60 days to acquire these Option Shares.

     Under Rule 13d-3, Mr. Acridge may also be deemed to be the beneficial owner of 163,262 shares of Common Stock allocated to him by virtue of his participation in the Giant Industries, Inc. Employee Stock Ownership Plan (the "ESOP").

     Under Rule 13d-3, Mr. Acridge may also be deemed to be the beneficial owner, pending probate, of 6,430 shares of Common Stock by virtue of being the personal representative of his father's estate.

     Accordingly, Mr. Acridge may be deemed to beneficially own a total of 2,607,298 shares of Common Stock representing approximately 23.4% of the Outstanding Shares.

     (b) Mr. Acridge has sole voting and dispositive power with respect to the 2,315,892 shares of Common Stock directly owned by him.

     Mr. Acridge will have sole voting and dispositive power with respect to the 121,714 Option Shares, at such time as he exercises such options and acquires such shares.

     As a participant in the ESOP, Mr. Acridge has the power to direct the trustee as to voting, and has shared dispositive power with the trustee with respect to disposition, of the 163,262 shares of Common Stock allocated to his account in accordance with the terms of the ESOP. The trustee is Bank of America NT&SA, located at 555 California Street, San Francisco, California 94104.

     Mr. Acridge has sole voting and dispositive power with respect to the 6,430 shares he holds as personal representative of his father's estate, subject to the pending probate and his obligations as personal representative.

     (c) Within the last sixty days, Mr. Acridge disposed of 100,000 shares of Common Stock. This disposition was effected through sales on August 29, 1997 of 25,000 shares at a price of $18.75 per share, on September 9, 1997 of 25,000 shares at a price of $20.4375 per share, and on September 9, 1997 of 50,000 shares at a price of $19.75 per share, all through transactions pursuant to Rule 144. No other transactions in Common Stock were effected by Mr. Acridge during such sixty day period.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH
         RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Acridge has pledged 2,006,141 shares of Common Stock to various financial institutions as security for various loans the proceeds of which were used for general purposes and not used to finance the acquisition of any Common Stock of the Company. Mr. Acridge retains the right to direct the voting and disposition of such shares and the right to receive all dividends, subject to standard default provisions.
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                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  October 6, 1997



                               /s/  JAMES E. ACRIDGE
                               ----------------------------------
                               James E. Acridge